UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

U.S. Gold Corporation

(Name of Issuer)

Common Stock ($0.10 par value per share)

(Title of Class of Securities)

912023-20-7 (CUSIP Number)

June 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 912023 20 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Excalibur Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,130,875 6. Shared Voting Power 0 7. Sole Dispositive Power 1,130,875 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,875
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP Number 912023 20 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Excalibur Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,130,875 6. Shared Voting Power 0 7. Sole Dispositive Power 1,130,875 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,875
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 912023 20 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person William S. Hechter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,130,875 6. Shared Voting Power 0 7. Sole Dispositive Power 1,130,875 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,875
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 912023 20 7

Item 1	(a).	Name of Issuer

U.S. Gold Corporation (the “Issuer”)

Item 1	(b).	Address of the Issuer’s Principal Executive Office

2201 Kipling Street, Suite 100, Lakewood, Colorado 80215-1545

Item 2	(a).	Names of Persons Filing

		1.	Excalibur Limited Partnership (“ELP”)

		2.	Excalibur Capital Management, Inc. (“ECMI”)

		3.	William S. Hechter (“Mr. Hechter”)

Mr. Hechter is the President of ECMI and ECMI is the General Partner of ELP.

Item 2	(b).	Address of the Principal Business Office:

The address of the principal business office of ELP, ECMI and Mr. Hechter is:

33 Prince Arthur Avenue Toronto, Ontario, Canada M5R 1B2

Item 2	(c).	Citizenship

See Row (4) on Pages 2-4

Item 2	(d).	Title of Class of Securities

Common Stock

Item 2	(e).	Cusip Number

912023 20 7

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

	(a)	See Row (9) on Pages 2-4. Reported share ownership on this Schedule 13G represents amounts beneficially owned by the Reporting Persons as of the date of the event requiring the filing of this report and as of August 31, 2004. Each Reporting Person is deemed to beneficially own the shares reported hereunder,

CUSIP Number 912023 20 7

which shares are held of record by Excalibur Limited Partnership. These shares in the aggregate consist of 1,030,875 shares of the Issuer’s common stock and warrants to purchase a total of 100,000 shares of the Issuer’s common stock.

(b) See Row (11) on Pages 2-4. As of August 31, 2004, the Reporting Persons beneficially owned in the aggregate 5.5% of the Issuer’s common stock based on 20,457,526 shares outstanding (as reported in the Issuer’s Registration Statement on Form SB-2 Amendment No. 6 filed on August 31, 2004).

(c) See Rows (5)-(8) on Pages 2-4.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2004

Excalibur Limited Partnership
By:	Excalibur Capital Management, Inc., General Partner

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter
President

Excalibur Capital Management, Inc.

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter, President

	/s/ William S. Hechter	(SEAL)
William S. Hechter